Exhibit (d)(6)

Execution Copy

HIGHLY CONFIDENTIAL

NON DISCLOSURE AGREEMENT

REGARDING

“PROJECT MAGENTA”

between

Elster Group SE
Frankenstr. 362
45133 Essen
Germany
(hereafter Company)

and

Melrose PLC
Leconfield House
Curzon Street
London W1J 5JA
United Kingdom
(hereafter Interested Party)

(Company and Interested Party together the Parties and each a Party)

PREAMBLE

The Company is a one-tier European stock corporation (Societas Europaea or SE) incorporated under the laws of the Federal Republic of Germany and registered in the Commercial Register (Handelsregister) of the Local Court (Amtsgericht) of Essen under HRB 22030 whose American Depositary Shares (ADS) are listed on the New York Stock Exchange (NYSE).

The Interested Party is a public limited company (PLC) incorporated under the laws of the United Kingdom and registered in England and Wales under registration number 4763064 whose shares are listed on the London Stock Exchange.

In a letter of April 10, 2012 followed by letter dated April 25, 2012 (collectively Proposal) the Interested Party expressed its preliminary and non-binding interest in making a public tender offer to all holders of the Company’s ADS for a cash consideration (Tender Offer). Such potential Tender Offer shall be funded by a combination of equity and debt financing by the Interested Party. For purposes of funding equity capital the Interested Party may issue additional shares (the UK Rights Issue, together with the Tender Offer the Project). In connection with the UK Rights Issue the Interested Party would be required to produce a prospectus (UK Prospectus) containing certain non-public information, including financial information, on the Company which will be further defined by the Parties in the course of the Due Diligence as defined in Section 3.1 (Privileged Information). In addition to this Privileged Information the Interested Party would need further limited non-public information to reasonably validate its assumptions underlying the Proposal (Additional Information, Privileged and Additional Information together DD Information).

Against this background, the Company may want to furnish to the Interested Party certain non-public, proprietary and/or highly confidential information including but not limited to financial, legal, tax or other information with regard to the Company and the Project by way of providing and granting access to the DD Information.

Due to the importance of such confidential information to the Company, the Interested Party undertakes to treat such confidential information provided by the Company or on behalf of the Company in confidence and to use such confidential information exclusively for the purpose set forth below.

Therefore, the Parties hereby enter into the following non-disclosure agreement (the Agreement):

1.                                      CONFIDENTIAL INFORMATION

1.1                               Except as otherwise provided in this Agreement, any information, documents and materials (whether written or oral or disclosed in any other way including electronic data storage or email) furnished (whether prior to or after the date hereof) by the Company or on behalf of the Company or any of its board members, directors, officers, employees, agents, financial institutions providing debt or equity financing or a potential refinancing of the Company, sub-underwriters to the UK Rights Issue, any regulator to which the Company or the Interested Party or the Project are subject, and any advisers thereof (collectively Related Individuals) or any of its or their affiliates within the meaning of Sections 15 et seq. German Stock Corporation Act (Aktiengesetz) (Affiliates) or Related Individuals thereof (such Affiliates and Related Individuals of a Party collectively Representatives), to the Interested Party or any of its Representatives, including any information which directly or indirectly concerns the Project, including but not limited to (i) this Agreement and (ii) all notes, analyses, compilations, studies, interpretations or other documents prepared by the Interested Party or its Representatives which contain or are based upon such information, documents and materials, in whole or in part, is confidential information including but not limited to the DD Information (collectively Confidential Information).

1.2                               Notwithstanding the above, Confidential Information does not include any information that (i) at the time of the disclosure or thereafter is generally available in the public domain (other than as a result of a disclosure, directly or indirectly, by the Interested Party or its Representatives breaching the Interested Party’s obligations under this Agreement), (ii) was on the date hereof available to the Interested Party on a lawful and non-confidential basis from a source other than the Company or any of the Company’s Representatives, provided that, to the Interested Party’s knowledge after due inquiry, such source is not and was not bound by a confidentiality obligation towards the Company or any of its Affiliates, or (iii) has been independently acquired or developed by the Interested Party without violating any of its obligations under this Agreement or applicable law.

2.                                      CONFIDENTIALITY OBLIGATIONS

2.1                               The Interested Party hereby agrees to keep the Confidential Information, including but not limited to the fact that any discussions are ongoing relating to the Project or the fact that information has been shared with the Interested Party, strictly confidential and not disclose or use any Confidential Information furnished by the Company or any Representatives to any of the Interested Party’s Representatives or third parties except for purposes set out in this Agreement, and to inform the Company in any case of such disclosure without delay and in writing, stating its sources, and if this information was already in its possession. For the avoidance of doubt, the Privileged Information may only be used by the Interested Party for purposes of the Project and the debt financing of the Tender Offer only if and to the extent that the Privileged Information is, in the reasonable opinion of the Interested Party, an indispensable prerequisite for such purposes. The Interested Party shall be entitled to disclose any Confidential Information to its Representatives in accordance with this Agreement. In no case may Confidential Information be used by the Interested Party in connection with any unsolicited / non-recommended tender offer (including but not limited to any financing of such a tender offer).

2.2                               If and to the extent the Interested Party and/or its Representatives are provided with inside information within the meaning of German, UK and/or US securities law (Inside Information) and/or Confidential Information, such information shall only be presented, described or otherwise disclosed in the published UK Prospectus, the published Tender Offer documentation or by any other means only with the prior written (fax or email form suffices) consent of the Company. The Interested Party shall furnish the UK Prospectus, the Tender Offer documentation or any other documentation to be published and containing Confidential Information to the Company sufficiently in advance in order to enable the Company to decide whether or not it gives its consent subject to its free discretion.

2.3                               The Interested Party agrees to keep the Company reasonably informed in relation to the drafting of the public documentation for the Project and to promptly provide to the Company any comments and/or responses received from the United Kingdom Listing Authority and to share any drafts of such documentation with the Company and consult with the Company in relation to any such drafts prior to the submission of such documentation to the United Kingdom Listing Authority For the avoidance of doubt, Sections 2.1, 2.2, 2.4, 6.1, 6.2, 6.3, 6.4 and 13 of this Agreement shall remain unaffected.

2.4                               If the Interested Party is requested in any judicial or administrative proceeding or required by any law or regulation or upon the request or demand of or pursuant to a bona fide disclosure to a regulatory authority having jurisdiction over the Interested Party, the Company and/or the Project to disclose any Confidential Information, the Interested Party will give the Company - as far as legally permissible - prompt notice of such request so that the Company may seek an appropriate protective order. The Interested Party further agrees that if, in the absence of a protective order, the Interested Party is nonetheless compelled to disclose Confidential Information, it may disclose such information without liability hereunder provided that the Interested Party (i) gives the Company written notice of the information to be disclosed immediately prior to such disclosure as far as legally permissible, (ii) discloses only such portion of the Confidential Information as is required, and (iii) uses its best efforts to obtain assurance that confidential treatment will be accorded to such information.

2.5                               The Company and its Representatives agree to keep strictly confidential and not disclose the following information: (i) the existence of any discussions relating to the Project or the fact that information has been shared with the Interested Party as well as any other information regarding the status or progress of the Project; (ii) any information about the Interested Party’s intention to accomplish the Project; (iii) any confidential information relating to the Interested Party received by it or them in connection with the Project, and (iv) the existence and terms of this Agreement. Sections 2.4, 5, 6 and 8 shall apply mutatis mutandis as if references to the Interested Party were to the Company and vice versa.

3.                                      DUE DILIGENCE

3.1                               The Company may grant the Interested Party the opportunity to review and assess the DD Information by way of a formal process (Due Diligence). The Interested Party shall treat DD Information and, as the case may be, other Confidential Information strictly confidential and in accordance with the provisions of this Agreement.

3.2                               If the Company decides to grant the opportunity to conduct Due Diligence to the Interested Party, the Due Diligence will be executed in several phases at the free discretion of the Company and the Parties will discuss in detail how to most effectively structure this process.

3.3                               Access to DD Information will only be granted to the Interested Party and those Representatives of the Interested Party who are indispensably required for (i) purposes of the Project and the debt financing of the Tender Offer, (ii) the preparation of the UK Prospectus, (iii) the preparation of the Tender Offer documentation, and (iv) the decision-making as to whether to proceed with the Tender Offer procedure and/or the public announcement/launch of the Tender Offer.

4.                                      DATA ROOM RULES

The Interested Party hereby agrees that access to and usage of any data room potentially provided by the Company for purposes of Due Diligence will be governed by separate data room rules, of the Company which must be accepted by the Interested Party and its Representatives. Such data room rules will be procedural in their nature and will not extend the scope of this Agreement.

5.                                      PROTECTIVE MEASURES

In order to ensure that the Confidential Information is kept confidential the Interested Party agrees:

5.1                              that all documents and materials which contain Confidential Information shall be kept in a safe place in order to protect them from theft or unauthorised access;

5.2                               to only make copies of Confidential Information to the extent absolutely necessary in order to carry on the Project and to ensure when copying the Confidential Information that any marks on the original documents which indicate the confidential nature of the information are as legible on the copies as on the original documents;

5.3                               to notify the Company without undue delay (unverzüglich) after becoming aware of an actual or imminent unauthorised use or an actual or imminent unauthorised disclosure of Confidential Information and to take all reasonable measures in order to prevent or terminate any such use or any such disclosure, if necessary with the assistance of the Company;

5.4                               to make available at the request of the Company a list with (i) the names and addresses of all Representatives of the Interested Party and all external, natural or non-natural entities (such as companies, authorities, networks etc.) to whom or which the Confidential Information has been disclosed and their relationship to the Interested Party; and (ii) any other protective measures taken by the Interested Party.

6.                                      RETURN/DESTRUCTION OF CONFIDENTIAL INFORMATION

6.1                               The Interested Party will without undue delay upon the Company’s request (i) return to the Company all copies of any Confidential Information, (ii) destroy or cause to be destroyed all memoranda, notes, reports or other materials in writing, electronic or any other form containing any Confidential Information in the safest way according to the respective technical possibilities as far as it is reasonable and possible, and (iii) certify such destruction. The Company is not obliged to give any reasons for such request.

6.2                               To the extent that Confidential Information includes notes, analyses, compilations, studies, interpretations or other documents prepared by the Interested Party or its Representatives which contain or are based upon any information, documents and materials (whether written or oral or disclosed in any other way including electronic data storage or email) furnished (whether prior to or after the date hereof) by the Company or on behalf of the Company or any of its Representatives, the Interested Party shall not be required to return or destroy any such Confidential Information.  However, the Interested Party shall not be entitled to, and agrees not to deliberately, access such material after a request by the Company pursuant to Section 6.1 and agrees to keep all such materials confidential in accordance with this Agreement for the term of this Agreement.

6.3                               If the Company requests so at any time and at will, the Interested Party shall not make any further use of any Confidential Information including Privileged Information irrespective of the purpose or intended use (e.g. UK Rights Issue, possibly hostile Tender Offer).

6.4                               The Interested Party has no right of retention (Zurückbehaltungsrecht) with regard to any Confidential Information.

6.5                               Section 6.1 shall not apply in so far as the Interested Party is obliged by statutory laws or by an enforceable administrative or judicial order to store the Confidential Information.

7.                                      UNITED STATES SECURITIES LAWS

The Interested Party is aware, and will advise its Representatives who are informed of the matters that are the subject of this Agreement, of the restrictions imposed by the United States securities laws on the purchase or sale of securities by any person who has received material, non-public information from the issuer of such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information.

8.                                      REPRESENTATIVES OF THE INTERESTED PARTY

The Interested Party undertakes to take all necessary steps to ensure that its Representatives comply with the terms hereof imposed on the Interested Party in relation to Representatives as if they were parties to this Agreement, and the Interested Party shall be responsible for any breach of this Agreement arising from acts or omissions of any of its Representatives.

9.                                      NON SOLICITATION

9.1                               Without the Company’s prior written consent, for a period of two (2) years from the date hereof, the Interested Party will not itself and will provide that none of its Affiliates will directly or indirectly, solicit for employment any Director or Officer, Executive Vice President, Senior Vice President or Vice President of the Company or first or second level employee, engineer or sales manager of any of its Affiliates; provided however, that newspaper or internet help wanted advertisements not specifically targeted to the Company’s or any of its Affiliates’ human resources shall not be considered solicitations hereunder.

9.2                               Moreover, the Interested Party, without the Company’s prior written consent, for a period of two (2) years from the date of this Agreement, will not itself and will provide that none of its Affiliates will, directly or indirectly, solicit customers of the Company or its Affiliates provided that such non solicitation is only prohibited as far as legally permissible and if such solicitation is effected by using Confidential Information whereby the Interested Party or its Affiliates, respectively, bears the burden of proof.

10.                               STANDSTILL

For a period of eighteen (18) months commencing on the date hereof (the Standstill Period), neither the Interested Party nor any of its Affiliates will, in any manner directly or indirectly, unless specifically agreed in writing with the Company and except as otherwise permitted by this Agreement:

10.1                        make, effect, initiate, cause or participate in any acquisition, directly or indirectly, of legal or beneficial ownership of any securities, indebtedness or (other than in the ordinary course of business like as customer to the Company) assets of the Company or any of its Affiliates;

10.2                        make any public announcement with respect to, or submit a proposal for or make an offer for, any merger, consolidation, stock purchase or ADS tender or exchange offer, restructuring or business combination or any economically or legally comparable measures, involving the Company or any of its Affiliates;

10.3                        act, alone or in concert with others, to seek to control or influence the management, administrative board or policies of the Company or any of its Affiliates;

10.4                        form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act)) in connection with any of the foregoing;

10.5                        take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events referred to in subsections 10.1 to 10.4 of this Section 10;

10.6                        agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in subsections 10.1 to 10.5 of this Section 10;

10.7                        assist, induce or encourage any other person to take any action of the type referred to in subsections 10.1 to 10.6 of this Section 10;

10.8                       enter into any discussions, negotiations, arrangement or agreement with any other person relating to any of the foregoing of this Section 10.

11.                               REMEDIES

Without affecting any other rights or remedies that the Company or its Affiliates may have, the Interested Party acknowledges that the Company or its Affiliates may be irreparably harmed by a breach of the terms of this Agreement and that damages alone may not be an adequate remedy. Accordingly, the Company or its Affiliates, as appropriate, shall be entitled to seek the remedies of injunction, specific performance and other equitable relief, or any combination of these remedies, for any threatened or actual breach of the terms of this Agreement and such remedies shall be available without proof of actual damage. The Interested Party shall not oppose the grant of such equitable relief. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity.

12.                               INDEMNITY / COSTS AND EXPENSES

12.1                        The Parties will agree that the Interested Party indemnifies the Company and any of its board members, directors, officers and employees from certain third party claims in relation to the UK Rights Issue and the Tender Offer as further defined in such an agreement. Details will be subject to a separate agreement.

12.2                        The Interested Party seeks assistance in preparing the Project from the Company (in particular with respect to furnishing and preparing Confidential Information, assistance in relation to the preparation of the UK Prospectus and the Interested Party’s documentation in relation to the Tender Offer). If and to the extent the Company provides or has provided such assistance and thereby incurs internal or external (in particular advisors’) costs, the Interested Party is prepared to compensate for such costs. Both Parties estimate such costs at EUR 200,000 and will cooperate in good faith to limit the costs. Details will be subject to a separate agreement.

12.3                        Save as provided in the agreement(s) specified in Sec. 12.1 and 12.2 each Party shall bear its own costs and expenses in connection with the preparation, execution and consummation of the Project, including, without limitation, any and all professional fees and charges of its advisors; for the avoidance of doubt, this shall also be applicable if the UK Rights Issue and/or the Tender Offer or any other action in connection with them fails or is delayed.

13.                               REPRESENTATIONS AND WARRANTIES

13.1                        The Interested Party acknowledges that the Company does not give any representation or warranty as to the correctness, completeness and clarity of the Confidential Information provided by the Company to the Interested Party.

13.2                        The Company shall not be liable to the Interested Party or any of its Representatives for losses which the Interested Party or any of its Representatives suffer through the use, irrespective of whether or not such use is permitted by this Agreement, of Confidential Information or through its reliance upon the completeness, accuracy or clarity of such Confidential Information. This is in particular true when the Interested Party makes use of any Confidential Information in relation to the UK Rights Issue or the Tender Offer.

14.                               TERM

The provisions of this Agreement shall expire after five (5) years from the date of this Agreement.

15.                               MISCELLANEOUS

15.1                        This Agreement shall be governed by, construed and enforced in accordance with the laws of the Federal Republic of Germany without giving effect to its conflict of laws principles or rules.

15.2                        The courts of Essen, Germany shall, as far as permitted by applicable law, have the non-exclusive jurisdiction for any disputes arising out of or in connection with this Agreement. For the avoidance of doubt, such jurisdiction shall be non-exclusive and neither party shall be prevented from commencing proceedings for any dispute arising out of or in connection with this Agreement, or from bringing any application for injunctive or equitable relief in support of any substantive proceedings, in any other competent jurisdiction. In addition, with respect to actions for remedies of injunction, specific performance and other equitable relief, or any combination of these remedies, for any disputes arising out of or in connection with this Agreement, the Company and its Representatives and the Interested Party and its Representatives (i) consent to the non-exclusive jurisdiction of the state and federal courts located in the UK or, in relation to Sections 2.2 (in relation to the Tender Offer documentation only) and 10, in the state of Delaware, and (ii) agree that service of process in any such action may be effected by mailing a copy of such process by registered or certified mail (or substantially similar form of mail), postage prepaid, to such party at its address as provided on the cover of this Agreement.

15.3                        All modifications, waivers and amendments to this Agreement or any part hereof must be in writing signed by or on behalf of both Parties. The same applies to any modification, waiver or amendment of this Section 15. No third party beneficiary rights are or are intended to be created hereunder.

15.4                        This Agreement constitutes the entire agreement of the Parties hereto with respect to its subject matter, and supersedes all other oral or written representations, understandings or agreements relating to such subject matter. Except as set forth herein, neither party shall have any obligation to the other, including without limitation any obligation to engage in negotiations regarding the Project or to enter into any agreement in respect thereof.

15.5                        Should a provision of this Agreement, or a provision included in this Agreement now or at a later point in time, be or become invalid or null and void or inoperative as a whole or in part, or should a gap in this Agreement become evident, this does not affect the validity of the remaining provisions or parts thereof. The invalid or null and void or inoperative provision is replaced, or the gap shall be filled, as the case may be, with effect ex tunc by such valid regulation which in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered this aspect at the time of conclusion of this Agreement.

15.6                        This Agreement may be signed in counterparts and by facsimile.

Essen, 14 May 12
Venue, Date		Venue, Date

Elster Group SE		Elster Group SE

By:	/s/ Simon Beresford-Wylie	By:	/s/ Thomas Preute

Name: Simon Beresford-Wylie		Name: Thomas Preute

Title: CEO		Title: MD / CLO

Venue, Date		Venue, Date

Melrose PLC		Melrose PLC

By:	/s/ Simon A Peckham	By:	/s/ James Christopher Miller

Name: Simon A Peckham		Name: James Christopher Miller

Title: Director		Title: Chairman